



UNIT **08031778**
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 46065

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____04/01/07_____ AND ENDING_____03/31/08_____
                                             MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Access Financial Group, Inc.

	OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

	FIRM I.D. NO.

118 N. Clinton, Suite 450
(No. and Street)

Chicago   IL   60661
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
  Nancy J. Gorchoff   (312) 655-8211
                                                       (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weiss, Sugar, Dvorak & Dusek, Ltd.
(Name – *if individual, state last, first, middle name*)

20 N. Wacker Dr., Suite 2250   Chicago   IL   60606
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

    ☒ Certified Public Accountant

    ☐ Public Accountant

    ☐ Accountant not resident in United States or any of its possessions.

PROCESSED

JUL 0 7 2008

THOMSON REUTERS

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, _____Nancy J. Gorchoff_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____Access Financial Group, Inc._____ , as of _____March 31_____, 20_08___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

"OFFICIAL SEAL"
GERDINA R KROSEL
COMMISSION EXPIRES 02/24/10

_____
Signature

_____Chief Financial Officer_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WEISS, SUGAR, DVORAK & DUSEK, LTD.

Certified Public Accountants & Consultants
20 North Wacker Drive, Suite 2250
Chicago, Illinois 60606
Telephone: (312) 332-6622
Facsimile: (312) 332-3707

Stanley H. Weiss, CPA
David S. Sugar, CPA
Kenneth G. Dvorak, CPA
Frank A. Dusek, CPA
Robert Rehayem, CPA

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
ACCESS FINANCIAL GROUP, INC.

We have audited the accompanying statement of financial condition of ACCESS FINANCIAL GROUP, INC. as of March 31, 2008, and the related statements of income, liabilities subordinated to claims of general creditors, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Access Financial Group, Inc. as of March 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Weiss, Sugar, Dvorak & Dusek, Ltd.

Chicago, Illinois
May 20, 2008

1

ACCESS FINANCIAL GROUP, INC.
Statement of Financial Condition
March 31, 2008

ASSETS

Cash	$	388,911
Receivable from broker-dealer		107,719
Management and administrative fees receivable		312,508
Securities owned		250,449
Furniture and equipment, net of accumulated depreciation of $217,454		103,283
Other assets		64,417
Deferred tax benefits		50,000
TOTAL ASSETS		**$ 1,277,287**

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities

Accounts payable and accrued expenses	$	305,838
Stockholder's Equity		971,449
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY		**$ 1,277,287**

See independent auditors' report and notes to financial statements.

ACCESS FINANCIAL GROUP, INC.
Statement of Income
For the Year Ended March 31, 2008

REVENUES

Commissions and fees	$ 2,674,848	
Management and administrative fees	1,154,678	
Gain on principal transactions	12,803	
Interest	29,047	
Other income	46,778	
Total Revenues		$ 3,918,154

EXPENSES

Commissions, clearing and exchange fees	1,767,846	
Compensation and related expenses	1,026,186	
Communications and data processing	178,156	
Occupancy	203,327	
Other operating expenses	718,208	
Total Expenses		3,893,723

INCOME BEFORE INCOME TAXES	24,431
PROVISION FOR INCOME TAXES	10,000
NET INCOME	$ 14,431

ACCESS FINANCIAL GROUP, INC.
Statement of Liabilities Subordinated to Claims of General Creditors
and Statement of Changes in Stockholder's Equity
For the Year Ended March 31, 2008

Statement of Liabilities Subordinated to Claims of General Creditors

Balance - April 1, 2007	$ 181,666
Redemptions	(181,666)
Balance - March 31, 2008	$ 0

Statement of Changes in Stockholder's Equity

	COMMON STOCK*	PAID-IN CAPITAL	RETAINED EARNINGS	TOTAL
Balance - April 1, 2007	$ 1	$ 1,096,870	$ (139,853)	$ 957,018
Net income			14,431	14,431
Balance - March 31, 2008	$ 1	$ 1,096,870	$ (125,422)	$ 971,449

Common stock, $.01 par value; 1,000 shares authorized, 20 shares issued and outstanding

See independent auditors' report and notes to financial statements.

ACCESS FINANCIAL GROUP, INC.
Statement of Cash Flows
For the Year Ended March 31, 2008

OPERATING ACTIVITIES

Net income	$ 14,431	
Depreciation and amortization	14,736	
Gain on sale of securities	(12,803)	
Deferred income taxes	10,000	
Changes in:		
Receivable from and payable to broker-dealers	(12,822)	
Management and administrative fees receivable	(25,350)	
Securities owned and securities sold, not yet		
purchased	52,471	
Other assets	19,992	
Accounts payable and accrued expenses	62,392	
Accrued payroll taxes	(6,415)	
Subordinated notes	(181,666)	
NET CASH PROVIDED BY OPERATING ACTIVITIES		$ (65,034)

INVESTING ACTIVITIES

Purchase of furniture and equipment	(15,287)
INCREASE IN CASH	(80,321)
CASH - BEGINNING OF YEAR	469,232
CASH - END OF YEAR	$ 388,911

Supplemental Disclosure of Cash Flow Information

Interest paid	$ 1,087
Income taxes paid	$ 0

NOTE 1 – NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Access Financial Group, Inc. (the "Company") is a registered securities broker-dealer and registered investment advisor which clears its trades through a clearing broker on a fully disclosed basis. The Company provides investment services and advice, primarily to funeral director associations, through the United States.

The Company is a wholly owned subsidiary of Access Capital Group, Inc.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Securities Transactions

Securities transactions on behalf of customers and the related income and expenses are recorded on trade date. Proprietary securities transactions are recorded on trade date, as if they have settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis.

Securities owned and securities sold, not yet purchased, are valued at market value, and securities not readily marketable are valued at fair value as determined by management.

Management and Administrative Fees Receivable

Management and administrative fees are recognized as income ratably during the year. Management fees are billed substantially at the beginning of each calendar quarter. Administrative fees are billed substantially at the beginning of each fiscal year.

Furniture and Equipment

Furniture and equipment are carried at cost and depreciated by the straight-line depreciation method over the estimated useful lives of the assets.

Deferred Income Taxes

Deferred income taxes are recorded to reflect the future tax consequences of differences between the carrying value of assets and liabilities for income tax versus financial reporting purposes and to record the amount of Federal minimum tax credit carryforward. At March 31, 2008, deferred tax assets totaled $50,000.

NOTE 2 – FAIR VALUE OF FINANCIAL INSTRUMENTS

Substantially all of the Company's assets and liabilities, except for furniture and equipment and other assets, are considered financial instruments as defined by Statement of Financial Accounting Standards No. 107 and are either already reflected at fair value or are short-term or replaceable on demand. Therefore, their carrying amounts approximate fair values.

NOTE 3 – SECURITIES OWNED AND SECURITIES SOLD, NOT YET PURCHASED

Securities owned and securities sold, not yet purchased at March 31, 2008, are as follows:

	SECURITIES OWNED
U.S. Treasury, federal agencies and other government obligations	$ 250,449

NOTE 4 – BANK LOAN PAYABLE

The Company has a $250,000 line of credit with a commercial bank which matures on January 1, 2009, and bears interest at the prime rate. The note is collateralized by the assets of the Company. As of March 31, 2008, the outstanding balance was $0.

NOTE 5 – EMPLOYEE BENEFIT PLAN

The Company's qualified employees participate in a salary reduction 401(k) plan. The Company may elect to match employees' contributions and make further discretionary contributions to the plan, subject to certain limitations as set forth in the plan agreement.

NOTE 6 – COMMITMENTS

The Company leases office space under an operating lease agreement expiring on May 31, 2010. The lease is with a partnership in which the officers of the Company have an interest. Approximate future minimum rentals, exclusive of additional payments for operating expenses and taxes, are as follows:

Future minimum rentals are:

YEARS ENDING MARCH 31,	
2009	$ 139,545
2010	133,019
2011	22,279
Total Future Minimum Rentals	$ 294,843

Rent expense for the year ended March 31, 2008, was $144,206 all of which was paid to the affiliated partnership.

See independent auditors' report.

NOTE 7 – OFF-BALANCE SHEET CREDIT AND MARKET RISK

Securities transactions of customers are introduced to and cleared through a clearing broker. Under the terms of its clearing agreement, the Company is required to guarantee the performance of its customers in meeting contracted obligations. In conjunction with the clearing broker, the Company seeks to control the risks associated with its customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with the various guidelines are monitored daily and, pursuant to such guidelines, the customers may be required to deposit additional collateral, or reduce positions where necessary.

Receivables from broker-dealers represent a concentration of credit risk and primarily relate to fees and commission receivable on security transactions. The Company does not anticipate nonperformance by customers or broker-dealers. In addition, it is the Company's policy to monitor the creditworthiness of the broker-dealers with which it conducts business.

NOTE 8 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At March 31, 2008, the Company has net capital of $438,692, which is $388,692 in excess of its required net capital of $50,000. The Company's net capital ratio was .70 to 1.

ACCESS FINANCIAL GROUP, INC.
Computation of Net Capital
March 31, 2008

NET CAPITAL

Total stockholder's equity		$ 971,449
Deductions and/or charges:		
Non-allowable assets:		
Cash	250	
Management and administrative fees receivable	313,147	
Furniture and equipment, net	103,283	
Other assets	63,778	
Deferred tax benefits	50,000	530,458
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS		440,991

HAIRCUTS ON SECURITIES

Trading and investment securities:	
Other securities	2,299
NET CAPITAL	$ 438,692

AGGREGATE INDEBTEDNESS

Accounts payable and accrued expenses	$ 305,838

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Net capital requirement	$ 50,000
Excess net capital	$ 388,692
Excess net capital at 1,000%	408,109
Ratio of aggregate indebtedness to net capital	70%

RECONCILIATION WITH COMPANY'S COMPUTATION
(Included in Part IIA of Form X-17A-5 as of March 31, 2008)

Net capital as reported in Company's Part II (unaudited) FOCUS Report	$ 438,692
Audit adjustments	0
NET CAPITAL PER ABOVE	$ 438,692

WEISS, SUGAR, DVORAK & DUSEK, LTD.

Certified Public Accountants & Consultants
20 North Wacker Drive, Suite 2250
Chicago, Illinois 60606
Telephone: (312) 332-6622
Facsimile: (312) 332-3707

Stanley H. Weiss, CPA
David S. Sugar, CPA
Kenneth G. Dvorak, CPA
Frank A. Dusek, CPA
Robert Rehayem, CPA

INDEPENDENT AUDTIORS' REPORT ON INTERNAL CONTROL

To the Board of Directors
ACCESS FINANCIAL GROUP, INC.

In planning and performing our audit of the financial statements of ACCESS FINANCIAL GROUP, INC. (the "Company") for the year ended March 31, 2008 (on which we issued our report dated May 20, 2008), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities and Exchange Act of 1934, we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11).

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.

3. Complying with the exemptive provisions under Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "SEC's") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are executed in accordance with Management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projections of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that error fraud in the amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including controls for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2008, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Regulation, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in the regulation of registered brokers and dealers, and should not be used for any other purpose.



Weiss, Sugar, Dvorak & Dusek, Ltd.

Chicago, Illinois
May 20, 2008

END